June 11, 2008
Re:	Tesoro Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Schedule 14A for the 2008 Annual Meeting of Stockholders Filed April 3, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405
Attention: Mr. H. Roger Schwall
By letter dated May 29, 2008, Tesoro Corporation, a Delaware corporation (the “Company”), received comments from the Staff of the Commission relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, File No. 001-03473 (the “Form 10-K”) and Schedule 14A, File No. 001-03473. We are filing this letter in response.
For your convenience, we have reproduced each of the comments contained in the Staff’s letter of May 29, 2008, with the numbers to the left of each item corresponding to the numbers contained in such letter. Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2007 Form 10-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Results of Operations, page 33
1.	We note you present Gross refining margin per throughput barrel in the table on page 34 and calculate this metric, as disclosed in footnote (d), as “revenues less costs of feedstocks, purchased refined products, transportation and distribution.” Please tell us whether your calculation of gross refining margin follows a full absorption costing principle and includes all costs and expenses associated directly with or allocated to your products sold. In this regard, we would expect this metric to include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization. This comment also applies to your presentation of fuel margin per gallon and merchandise margin on page 39.
Response: Our calculation of gross refining margin is not intended to follow the full absorption costing principle. We compute gross refining margin similarly to other companies within the refining industry as revenues less costs of sales. Costs of sales represent the costs of feedstocks,

Securities and Exchange Commission
June 11, 2008

purchased refined products, transportation and distribution (as discussed in footnote (d) on page 35 of Form 10-K). Gross refining margin is included as a component of segment operating income in the table on page 34, which is reconciled to operating income in Note P — Operating Segments on page 93 of Form 10-K. Operating income is included on the face of our Statements of Consolidated Operations.
Gross refining margin per barrel is a metric that is widely used within the refining industry and is included in our peers’ SEC filings using similarly titled measures, including “Throughput margin per barrel”, “Wholesale margin per barrel” and “Refinery Gross Margin”. Operating and financial performance is measured in the refining industry using both gross refining margin and operating costs per barrel. Profitability of the refining industry is substantially determined by the spread between the price of refined products and the price of crude oil, which we refer to as “industry refined product margins” or “crack spreads”. We compare our reported gross refining margin per barrel to industry refined product margins or crack spreads to assess our performance versus the market. In addition, investors and analysts use these measures to help analyze and compare companies in the industry on the basis of operating performance. Our operating expenses are reported separately below gross refining margin. Operating costs per barrel are also widely used as a measure of performance within the refining industry to evaluate the efficiency of refinery operations. We report separately manufacturing costs and depreciation and amortization per barrel which can be deducted from our gross refining margin per barrel to compute a per-barrel operating margin after manufacturing costs.
In our retail segment, we also calculate fuel margin and merchandise margin as revenues less costs of sales similarly to other companies within the industry. Operating expenses, selling costs and depreciation and amortization are reported separately below fuel margin and merchandise margin. These measures are also widely used within the industry to allow investors and analysts to compare performance with other companies. Fuel and merchandise margin is included as a component of segment operating income (loss) in the table on page 39, which is reconciled to operating income (loss) in Note P — Operating Segments on page 93 of Form 10-K.
2.	We further note your presentation of Manufacturing cost before depreciation and amortization per throughput barrel. Please expand your presentation to include a reconciliation to the most directly comparable GAAP measure. In this regard, it appears that the most directly comparable GAAP measure would include depreciation and amortization for the reasons cited above. Refer to Item 10(e) of Regulation S-K and Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e.
Response: Manufacturing costs before depreciation and amortization per throughput barrel represents manufacturing costs divided by total refining throughput (as described in footnote (d) on page 35 of Form 10-K). Depreciation and amortization is presented separately below the manufacturing costs caption and is also presented separately on a per-barrel basis in footnote (f) on page 36 of Form 10-K. Manufacturing costs are presented separately from depreciation and

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June 11, 2008

amortization, similar to other companies within our industry, to improve comparability for investors, analysts and other users. Factors impacting comparability of depreciation and amortization reported by companies within our industry include the timing and magnitude of acquisitions and estimated useful lives. Manufacturing costs are included as a component of segment operating income in the table on page 34, which is reconciled to operating income in Note P — Operating Segments on page 93 of Form 10-K. Operating income is included on the face of our Statements of Consolidated Operations.
Note A — Summary of Significant Accounting Polices, page 62
Principles of Consolidation and Basis of Presentation, page 62
3.	We note from your disclosure that you have not provided separate financial statements of your subsidiary guarantors “because these subsidiary guarantors are full and unconditional and jointly and severally liable for Tesoro’s outstanding senior notes.” Please provide us with an analysis in support of your determination that separate, full financial statements are not required to be presented in accordance with Rule 3-10 of Regulation S-X.
Response: In preparing our 2007 Form 10-K, we reviewed and analyzed the four requirements outlined in Regulation S-X section 3.10 paragraph (f), “Multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries”. We meet the first three requirements as (i) each of our subsidiary guarantors is 100% owned by the parent company issuer, (ii) the guarantees are full and unconditional and (iii) the guarantees are joint and several.
The fourth requirement in paragraph (f) is to include in a footnote condensed consolidated financial statements with a separate column for: (1) the parent company; (2) the guarantor subsidiaries on a combined basis; (3) any non-guarantor subsidiaries on a combined basis; (4) consolidating adjustments; and (5) the total consolidated amounts. Instead of including the four column financial statements, Note 1 to paragraph (f) allows a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor.
In our determination that the parent company has no independent assets or operations and our non-guarantor subsidiaries were minor, we used the definitions in paragraphs (h)(5) and (h)(6). As noted in Appendix A of this letter, as of December 31, 2007 our non-guarantors were considered minor (well below the 3% threshold test) in four of the five categories, with one category amounting to 3.8%. For the category that exceeded 3%, we performed a materiality assessment at December 31, 2007 to determine if the omission of the footnote containing financial statements of Tesoro’s subsidiary guarantors would be a material omission. We used the guidance provided in the SEC Staff Accounting Bulletin No. 99 — Materiality (“SAB 99”). This materiality assessment was undertaken since only one of the five categories exceeded 3% and it was exceeded by a very small margin. A relatively new non-guarantor subsidiary in Canada, which was formed to acquire Canadian crude oil for our U.S. refineries, maintains some crude oil inventory which has increased non-guarantor subsidiary assets to just slightly above 3%.
Per SAB 99, “Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person

Securities and Exchange Commission
June 11, 2008

would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” SAB 99 goes on to say that “financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.”
Our materiality assessment included the following quantitative and qualitative factors:
•	We do not consider our non-guarantor operations and assets as significant to the operations or assets of Tesoro. These assets are primarily for the support of our refineries which generate the majority of our revenues and cash flows. The assets primarily consist of crude oil inventory held by our Canadian subsidiary whose primary purpose is to acquire Canadian crude oil for our refining operations. The non-guarantor assets also include pipelines and undeveloped land.

•	We believe that a reasonable person, including individual investors, holders of our notes, lenders and creditors would consider our non-guarantor assets and operations as ancillary to our core operations and therefore not material.

•	As of December 31, 2007, net property, plant and equipment of our guarantors was 3.3 times the balance of our notes outstanding of $1.4 billion. This compares to 3.4 times the note balance using the consolidated financial information. Thus, the non-guarantor information does not materially change the determination of collateral adequacy. In addition, we believe that the fair value of our property, plant and equipment is significantly in excess of its net book value. Thus, we believe the presentation of the omitted footnote would not provide our note holders with information that provides additional comfort as to Tesoro’s ability to repay the notes.

•	We also believe that individual investors, and specifically individual holders of the outstanding notes, would not look to the parent company information to gain additional comfort on the ability of Tesoro to repay the notes. In addition, the parent company is an obligor so the need for separate consolidating information would add very little substantive information to an investor.

•	As of December 31, 2007, our non-guarantors were considered minor in four of the five categories, with one category amounting to 3.8% (see percentages in Appendix A).

•	As of December 31, 2007, our parent company had no independent assets or operations as each of its total assets, revenues, income from continuing operations before income taxes, and cash flows from operating activities (excluding amounts related to its equity in its consolidated subsidiaries) was less than 3% of the corresponding consolidated amount (see percentages in Appendix A).

•	We do not believe that the inclusion or omission of the footnote disclosure would result in a positive or negative market reaction.
Based on our assessment, we did not believe that the omission of the footnote containing financial statement information for Tesoro’s subsidiary guarantors and the parent only information was a material omission.

Securities and Exchange Commission
June 11, 2008

While we believe that the omission of this footnote would continue to not be a material omission in the future, if the SEC believes that our disclosures would be improved with the inclusion of this footnote, we will include it in our filings on a prospective basis beginning with the 2008 second quarter Form 10-Q whenever any of the categories in paragraphs (h)(5) or (h)(6) exceeds 3%.
Schedule 14A filed April 3, 2008
Compensation Discussion and Analysis, page 37
4.	Please explain to us your benchmarking against the “smokestack industry” as disclosed on page 37 as compared to your benchmarking against your “peer group” on page 38. Briefly discuss the characteristics of the companies in the smokestack industry group, such as their size relative to yours and whether they are publicly traded companies. If you do not benchmark against your peer group, please explain why you disclose a peer group and why you annually review the companies that make up such group. Further, if you use different benchmarks for each element, please provide us with a table that shows the benchmarks used for each element and indicate that you will include such table in your future filings.
Response: Tesoro’s primary source of executive compensation benchmarking data is the “Smokestack Industry” comparator group that represents a special cut of data from Towers Perrin’s (the independent compensation consultant to our board of directors) general industry executive compensation database. The smokestack industry database excludes companies from industries considered to compensate executives significantly different than most mainstream companies such as Tesoro (i.e., Technology, Media, Pharmaceutical, Financial Services, Healthcare and Telecommunications). There are approximately 300 companies represented in the “Smokestack Industry” comparator group. These companies vary greatly in size and are mostly publicly traded. However, some are private companies. Towers Perrin utilizes single regression analysis to predict pay levels as a function of revenue to get size-adjusted compensation levels used by us to benchmark all elements of total direct compensation (base salary, bonus and long-term compensation) for our senior executives.
The peer group referenced on page 38 of our proxy is used as a secondary source of data to validate the pay decisions based on the smokestack industry information. Since we compete for executive talent directly with the companies comprising the peer group, we feel that it is important to compare pay levels of our executives to those in the peer group to ensure our pay levels remain competitive. The Compensation Committee of Tesoro’s Board has chosen to use the larger smokestack industry database to benchmark executive pay over companies in our own industry because there are too few independent refiners to provide a statistically valid tool on which to base executive pay decisions. We did not directly use peer group compensation data to establish compensation for any of the named executive officers listed in our 2008 proxy.
We believe we have adequately disclosed the respective uses of the smokestack industry data and the oil and gas industry peer group for determining compensation for our senior executives. In future filings, we will provide additional language to clarify our disclosure to provide a clearer

Securities and Exchange Commission
June 11, 2008

understanding that the Compensation Committee of the Board of Directors of Tesoro uses smokestack industry data, but also uses peer group information as a second source of information.
Relationship of Salary and Annual Incentive Compensation to Total Compensation, page 51
5.	Please explain how you calculated the percentages shown in this table. If you use the numbers provided in your Summary Compensation Table on page 47, you get different percentages.
Response: The percentage of base salary to total compensation disclosed on page 51 of our proxy is calculated by dividing salary by total compensation as disclosed in our summary compensation table on page 47. The percentage of annual cash incentive compensation to total compensation is derived by dividing the sum of bonus and non-equity incentive plan compensation by total compensation in the summary compensation table. The percentages disclosed on page 51 for Bruce Smith for 2007 are overstated. The correct figures for 2007 are 6% and 7% for salary and annual cash incentive compensation respectively. The error in reporting these percentages resulted from the one month delay in approval of Mr. Smith’s 2007 bonus compensation from the date bonuses were approved for the other named executive officers. Once the bonus was approved and added to the summary compensation table, we failed to recalculate the percentages in the table on page 51 to reflect the final bonus and total compensation figures. We reviewed the incorrect calculation and determined that the incorrect calculation was not material to the overall disclosure of Mr. Smith’s overall compensation. In future filings, we will correct the information, as appropriate.
The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s May 29, 2008 letter. Please direct any comments or questions regarding the responses to the Staff’s comments to Mr. Otto Schwethelm, the Company’s Vice President and Chief Financial Officer, at (210) 283-2343 or by facsimile at (210) 745-4445.

Securities and Exchange Commission
June 11, 2008

Very truly yours,
/s/ Otto C. Schwethelm
Otto C. Schwethelm
Vice President and Chief Financial Officer

cc:	Jennifer O’Brien (Securities and Exchange Commission) Jill S. Davis (Securities and Exchange Commission)

Securities and Exchange Commission
June 11, 2008

Appendix A
Parent Company has no Independent Assets or Operations
Per paragraph (h) (5), “A parent company has no independent assets or operations if each of its total assets, revenues, income from continuing operations before income taxes, and cash flows from operating activities (excluding amounts related to its investment in its consolidated subsidiaries) is less than 3% of the corresponding consolidated amount.” Our percentages as of and for the twelve months ended December 31, 2007 were as follows:

	Total	Total	Income	Cash Flows
	Assets	Revenues	Before Taxes	From Ops

December 31, 2007	1.1%	0.0%	1.8%	2.9%
Non-Guarantor Subsidiaries are Minor
Per paragraph (h) (6), “A subsidiary is minor if each of its total assets, stockholders’ equity, revenues, income from continuing operations before income taxes, and cash flows from operating activities is less than 3% of the parent company’s corresponding consolidated amount. Our percentages as of and for the twelve months ended December 31, 2007 were as follows:

	Total	Stockholder’s	Total	Income	Cash Flows
	Assets	Equity	Revenues	Before Taxes	From Ops

December 31, 2007	3.8%	1.7%	1.3%	1.1%	0.7%